FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 01, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No    ☒

WBD Foods OJSC reports the following changes in a shareholders’ share in the Company’s charter capital:

Full firm name of the shareholder of the Issuer:  Joint-Stock Company “Parex Bank”

Part of the Issuer’s ordinary shares owned by the aforesaid person before the change:  0% (as of April 6, 2004, which is the date of the preparation of the list of persons entitled to participate in the general meeting of the Issuer’s shareholders held on May 12, 2004).

Part of the Issuer’s ordinary shares owned by the aforesaid person after the change:  5.29%.

Date as of which the Issuer got to know about the change of part of the Issuer’s ordinary shares owned by the aforesaid person:  May 31, 2004.

Full firm name of the shareholder of the Issuer: Limited Liability Company “I.M. Arteks Holdings Limited”

Part of the Issuer’s ordinary shares owned by the aforesaid person before the change: 5,29%

Part of the Issuer’s ordinary shares owned by the aforesaid person after the change:  0%.

Date as of which the Issuer got to know about the change of part of the Issuer’s ordinary shares owned by the aforesaid person:  May 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date:	June 01, 2004